EXHIBIT 3(b)


CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION
                OF UNITED MOBILE HOMES, INC.


       The   following  amendment  to  the  Certificate   of
Incorporation was approved by the Directors and thereafter duly adopted by the shareholders of United Mobile Homes, Inc. on the 24th day of May, 1988:

     The following new Paragraph TENTH shall be added to the Certificate of Incorporation:

      "TENTH: A Director's liability shall be limited to breaches of his duty based upon an act or omission (a) in breach of the Director's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law, or (c) resulting in receipt by such person of an improper personal benefit. A Director shall not be personally liable for negligence. The Board of Directors is authorized to adopt By-laws indemnifying Directors and other personnel to the fullest extent provided by law."